EAST RESOURCES ACQUISITION COMPANY

7777 NW Beacon Square Boulevard

Boca Raton, Florida 33487

June 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, DC 20549

Attention:	Austin Wood
Mary Beth Breslin
Re:	East Resources Acquisition Co
Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2022
File No. 001-39403

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated June 27, 2022 with the respect to the above referenced Preliminary Proxy Statement on Schedule 14A. We are responding to the Staff's comments on behalf of East Resources Acquisition Company (the “Company”) as set forth below. For ease of reference, we have set forth the Staff's comment and the Company’s response for the item below.

Preliminary Proxy Statement on Schedule 14A filed June 21, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff's comment and confirms that the sponsor is not controlled by and does not have substantial ties with any non-U.S. person.

*  *  *  *

Please direct any questions regarding the foregoing to the undersigned or to our counsel.

Sincerely,

EAST RESOURCES ACQUISITION COMPANY

/s/ Gary L. Hagerman, Jr.

Gary L. Hagerman, Jr.

Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP